CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the nine months ended September 30, 2004.

This MD&A is prepared as of November 16, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Continental is engaged in the business of acquiring and exploring natural resource properties.

In February 2004, Continental signed an interim option agreement with China Nettv Holdings Inc. ("ChinaNettv"), whereby Continental would have the right to earn a 60% interest in ChinaNet's Xietongmen Gold-Copper Property ("the Property") in Tibet, People's Republic of China ("PRC"). Pursuant to option agreement, Continental would earn a 50% interest in the Property by paying a total of US$2 million and incurring expenditures on the Property totalling US$5 million over a 24-month period. Continental would acquire an additional 10% interest by spending a further US$3 million on the Property.

In November 2004, the Company signed a revised formal agreement (the "Preliminary Option Agreement"). Under the Preliminary Option Agreement, Continental acquired options to purchase 50% or 60% of the shares of Highland Mining Inc. ("Highland"), the offshore parent company of the private Chinese corporation Tibet Tianyuan Minerals Exploration Ltd. which owns the Xietongmen property, by incurring expenditures and making payments as noted above.

Property Activities

The 1,290-hectare Xietongmen Property is located in an area of moderate to gentle relief, approximately 240 kilometres southwest of Lhasa, Tibet. A highway and hydroelectric transmission line traverse the southern edge of the property.

The grade and continuity of mineralization discovered at Xietongmen demonstrates that the property has potential to host a large porphyry-like gold-copper deposit that may be amenable to open pit mining. Widespread porphyry-like gold and copper mineralization occurs in altered intermediate volcanic and related intrusive rocks, lying adjacent to an altered diorite porphyry stock. A 150-500 metre wide, northwest trending, gossanous alteration zone has been traced by geochemical surveys, geological mapping and test pit excavation. Sulphide mineralization within the zone averages about 5%, including pyrite, pyrrhotite, chalcopyrite, sphalerite, with minor galena and traces of molybdenite.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The alteration zone has been tested by previous operators in two vertical diamond drill holes and a 200-metre long underground adit. Long continuous intervals of gold and copper mineralization with good grades were encountered in drill hole ZK0301 - 235 metres @ 0.58 g/t Au and 0.47% Cu, drill hole ZK0701 - 207 metres @ 1.43 g/t Au and 0.68% Cu and a cross-cut accessed by adit PD 04 - 76 metres @ 1.91 g/t Au and 1.23% Cu, respectively.

Continental personnel carried out project orientation and preliminary socio-economic work in May 2004. Surface geological mapping was also done to refine targets for diamond drilling. The Company is currently working with the drill contractor and support personnel to target to commence drilling on the property in the first quarter of 2005.

Revised Property Agreement

The Preliminary Option Agreement reflects a revision of the legal structure of the transaction as a consequence of a reorganization of the property optionors, which are affiliates of China Nettv, the original optionor. Under the Preliminary Option Agreement, Continental has acquired options to purchase 50% or 60% of the shares of Highland. The option exercise price is the same as previously announced, which is US$10 million for 60% (or US$7 million for 50%), payable as to US$2 million for 50% of the currently outstanding Highland shares, providing that Continental completes a further investment of US$5 million in Highland to fund exploration of the Xietongmen Project.

Continental can increase its interest in Highland to 60% within the following year through the investment of a further US$3 million in Highland to fund exploration. In order to exercise the option to acquire 50% of Highland, the first US$2 million is required to be paid as to US$1.2 million on regulatory approval and the US$800,000 balance one year later; property expenditures of US$3 million must be funded by November 9, 2005, and US$2 million by November 9, 2006.

Continental will primarily manage Highland during the option period, subject to a shareholders' agreement with the other shareholders of Highland. Once the share interest in Highland is acquired, further equity and/or loan funding of Highland, as the project warrants, would be proportional to interests held in the project, with a proportionate reduction in shareholdings of any shareholder which fails to match the funding of the others. If the other parties' shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement to 12.5% of the after pay-back profits of Highland. Such profits are generally defined to mean Highland's accounting profits calculated after the point where the shareholders that have continued to fund Highland have received the return of their excess capital and loans invested in Highland. The parties have allowed 90 days to obtain the requisite Canadian and PRC approvals and to complete further documents.

Market Trends

Copper prices continue to be strong after reaching a 15 year high of US$1.47 per pound in mid-October, and have averaged US$1.27 per pound in the year to date. The gold price has also increased, continuing an overall uptrend in 2004. The average gold price for the first six months of 2004 was US$399 per ounce whereas it has averaged approximately US$405 per ounce over the year to mid-November.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	December 31	December 31	December 31
Balance Sheet	2003	2002	2001
Current assets	$2,980,415	$231,972	$283,967
Other assets	1	1	1
Total assets	2,980,416	231,973	283,968

Current liabilities	169,290	19,123	38,088
Shareholders' equity	2,811,126	212,850	245,880
Total shareholders' equity & liabilities	2,980,416	231,973	283,968

Working capital	2,811,125	212,849	245,879

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Operations	2003	2002	2001
Corporation capital tax	$-	$12,426	$11,120
Interest (income)	(5,754)	6,250	91,067
Legal, accounting and audit	25,478	49,046	111,738
Office and administration	164,928	74,055	170,509
Shareholder communications	14,701	33,559	50,027
Stock-based compensation	352,854	-	-
Trust and filing	46,018	47,527	31,979
Write off of mineral property interests	-	-	249,353
Loss for the period	598,225	222,863	715,793

Basic and diluted loss per share	$(0.03)	$(0.01)	$(0.16)

Weighted average number of common shares outstanding	20,906,714	18,882,378	4,475,788

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Results of Operations

Expenses, excluding stock-based compensation, increased to $481,501 in the second fiscal quarter of 2004 from $435,228 in the last quarter and $49,111 in the third quarter of fiscal 2003. The increase was primarily due to exploration expenditures on the Xietongmen property, which included geological wages and fees ($165,855), analyses of samples ($1,429), and ancillary expenses (site activities - $8,866) related to the examination of the property and the development of a technical report on the project. Expenditures are higher in the third quarter than in the third quarter of fiscal 2003 because the Company had no exploration property in fiscal 2003.

The main administrative costs during the quarter were for salaries, office and administration, and legal, accounting and audit fees, associated with negotiations related to the Xietongmen property. Salaries, office and administration costs increased to $196,222 compared to $39,577 in the third quarter of fiscal 2003. Legal, accounting and audit expenses increased to $141,562, compared to $4,865 in the third quarter of fiscal 2003 as a result of this increased activity.

Stock-based compensation of $432,577 was charged to operations during the third quarter of 2004, compared to $674,930 in the last quarter and $nil in the third quarter of 2003. The decrease in stock-based compensation expense is related to the decreased stock price of the Company during the quarter. Stock price is a major component of the value of stock-based compensation for unvested grants to non-employees.

1.5	Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2004	2004	2004	2003	2003	2003	2003	2002
Current assets	9,031,640	9,121,696	2,923,826	2,980,415	350,060	414,736	488,746	231,972
Other assets	1	1	1	1	1	1	1	1
Total assets	9,031,641	9,121,697	2,923,827	2,980,416	350,061	414,737	488,747	231,973

Current liabilities	57,830	237,084	120,601	169,290	8,913	24,478	21,326	19,123
Shareholders' equity	8,973,811	8,884,613	2,803,226	2,811,126	341,148	390,259	467,421	212,850
Total shareholders'
equity and liabilities	9,031,641	9,121,697	2,923,827	2,980,416	350,061	414,737	488,747	231,973

Working capital	8,973,810	8,884,612	2,803,225	2,811,125	341,117	390,258	467,420	212,849

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,
	2004	2004	2004	2003	2003	2003	2003	2002
Expenses:
Exploration	176,725	193,522	90,041	-	-	-	-	-
Interest income	(37,843)	(14,408)	(17,756)	(2,779)	(1,093)	(383)	(1,499)	7,879
Legal, accounting and
audit	141,562	83,741	46,182	10,602	4,865	8,819	1,192	10,969
Office and
administration	196,222	138,570	53,134	76,094	39,577	40,141	9,116	6,663
Shareholder
communications	2,621	18,208	4,328	233	2,819	11,615	34	15,621
Trust and filing	2,214	15,595	6,971	15,548	2,943	16,970	10,557	1,757
Subtotal	481,501	435,228	182,900	99,698	49,111	77,162	19,400	42,889
Stock-based
compensation	432,577	674,930	732,225	352,854	-	-	-	-
Loss for the period	914,078	1,110,158	915,125	452,552	49,111	77,162	19,400	42,889

Basic and diluted loss per
share	$(0.02)	$(0.04)	$(0.03)	$(0.02)	$0.00)	$(0.00)	$.00)	$(0.00)

Weighted average number
of common shares
outstanding (thousands)	36,172	29,533	27,107	20,907	20,876	20,833	20,702	18,882

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6	Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At September 30, 2004, the Company had working capital of approximately $9.0 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration program at the Xietongmen project, it will need to raise additional funds for such expenditures.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7	Capital Resources

The Company had no commitments for capital expenditures as of September 30, 2004.

In November 2004, the Company finalized an agreement with Highland Mining Inc., an affiliate of ChinaNetTV Holdings Inc., described in "1.2 Overview" of this MD&A, pursuant to which the Company can, at its option, earn up to a 60% interest in the Xietongmen Project by paying and spending a total of US$10 million.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8	Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in note 8 of the accompanying financial statements.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At September 30, 2004, the conversion rate was $4.39 per Taseko Share. This is more fully described in note 3 of the accompanying financial statements.

1.9	Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $73,383 in the third quarter of fiscal 2004, as compared to $118,116 in the previous quarter and $27,529 in the third quarter of 2003.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

None.

1.14	Financial Instruments and Other Instruments

None.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

1.15.1	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

CONTINENTAL MINERALS CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3	Disclosure of Outstanding Share Data

The following details the share capital structure as at November 9, 2004, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				37,485,851

Share purchase options	November 29, 2005	$0.50	4,026,334
	November 29, 2005	$0.53	10,000
	November 29, 2006	$1.10	500,000	4,536,334

Warrants	July 12, 2006	$1.10	7,000,000
	December 31, 2005	$0.50	4,380,000	11,380,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.